EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/19_____ AND ENDING_____12/31/19_____

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East Wind Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

810 Seventh Avenue, 35th Floor

(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer   561-784-8922

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC

(Name – if individual, state last, first, middle name)

6 East 45th Street	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Joshua Schwartz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___East Wind Securities, LLC_____ , as of ___December 31_____, 20 _19_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019
TABLE OF CONTENTS



Adaptus Partners, LLC
Accountants | Advisors
944 West 19th Street
New York, NY 10009
phone 212.758.9455
fax 212.626.7897
www.AdaptusLLP.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of East Wind Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of East Wind Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of East Wind Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of East Wind Securities, LLC's management. Our responsibility is to express an opinion on East Wind Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to East Wind Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as East Wind Securities, LLC's auditor since 2017.

Adaptus Partners LLC

New York, New York
February 28, 2020

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

<u>Assets</u>

Cash	$	247,638
Accounts receivable, net of allowance		190,681
Prepaid expenses and other assets		11,711
Total assets	$	450,030

<u>Liabilities and Member's Equity</u>

Accounts payable and accrued expenses	$	170,764
Due to affiliate		134,664
Total liabilities		305,428
Member's equity		144,602
Total liabilities and member's equity	$	450,030

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

Organization

East Wind Securities, LLC (the "Company"), was formed in New York in April 2008. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides financial advisory services to US (or foreign) based companies, including mergers and acquisition related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles (*"GAAP"*). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of- use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The new lease guidance has not caused significant changes to the way leases are recorded, presented and disclosed in our financial statement.

NOTE 3 – CASH

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2019, the Company's cash balance did not exceed its insured limits. The Company has not experienced any losses in such accounts.

NOTE 4 – ACCOUNTS RECEIVABLE

Trade accounts receivable are stated at the amount the Company expects to collect. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. We consider the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We provide for estimated uncollectible amounts through a charge to earnings and a credit to the valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2019, the allowance for doubtful accounts balance was $125,000.

NOTE 5 – RELATED PARTY TRANSACTIONS

Expense Sharing Agreement
The Company has an "*Expense Sharing Agreement*" ("the Agreement") with East Wind Advisors, LLC ("East Wind Advisors"), a New York limited liability company, and a company related by common ownership. Under the Agreement, the Company agreed to pay East Wind Advisors, LLC monthly for rent and related expenses and certain other operating expenses. The Agreement is reviewed no less than annually, and changes to allocated expenses, if any are updated accordingly.

As of December 31, 2019, the Company owed East Wind Advisors $134,664 under the Agreement, inclusive of additional allocations of year-end compensation and related expenses.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2019, the Company's "Net Capital" was $94,710 which exceeded requirements by $74,348. The ratio of "Aggregate Indebtedness" to "Net Capital" was 3.22 to 1 at December 31, 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through the date that these financial statements were available to be issued. There were no subsequent events requiring disclosure.